Exhibit 99.1

CASCAL’S REQUEST FOR TEMPORARY RESTRAINING ORDER IS WITHDRAWN,

COURT SCHEDULES ANOTHER HEARING

Sembcorp Industries Ltd (the Company) would like to provide an update on the legal action commenced by Cascal N.V. (Cascal) in the United States in connection to the proposed voluntary tender offer (VTO) for the common stock of Cascal as announced on April 26, 2010.

On May 11, 2010, Cascal filed a motion for a temporary restraining order and/or for a preliminary injunction to stop the launch of the VTO. The Company filed its defense to the motion the next day, May 12, 2010, and the court held a hearing on Cascal’s motion late in the day on May 12, 2010. At the end of that hearing, the Judge decided to schedule an evidentiary hearing for May 19, 2010. In light of the Judge’s decision to conduct a hearing in one week, Cascal withdrew their request for a temporary restraining order and Sembcorp and Biwater agreed that the VTO would not launch before May 21, 2010.

The Company continues to be of the position that it is not in breach of any laws, regulations or contractual obligations in respect of the transaction and it remains committed to completing the transaction.